YUCHENG TECHNOLOGIES LIMITED ANNOUNCES EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS

BEIJING, November 30, 2012 – Yucheng Technologies Limited (NASDAQ: YTEC, “Yucheng” or the “Company”), a leading provider of IT Solutions to the financial services industry in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. (Beijing time) on Thursday, December 27, 2012. The meeting will be held at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China, to consider and vote upon the proposal to approve the previously announced agreement and plan of merger dated August 13, 2012 (the “Merger Agreement”) among the Company, New Sihitech Limited (“Parent”), a British Virgin Islands business company wholly owned by Mr. Weidong Hong, chairman of the board of directors and chief executive officer of the Company, and New Sihitech Acquisition Limited (“Merger Sub”), a British Virgin Islands business company wholly owned by Parent, and the transactions contemplated by the Merger Agreement. This EGM will also serve as the annual meeting of shareholders for the purpose of electing directors of the Company.

Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”). If completed, the proposed Merger would result in Yucheng becoming a privately-held company and its shares would no longer be listed on the NASDAQ Global Select Market. The Company’s board of directors, acting upon the unanimous recommendation of the independent committee of the Company’s board of directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

Shareholders of record as of the close of business in the British Virgin Islands on Monday, November 26, 2012 will be entitled to vote at the EGM. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders will receive the definitive proxy statement by mail and requests for additional copies of the definitive proxy statement should be directed to Morrow & Co., LLC, the Company’s proxy solicitor, toll free at +1 800 662 5200 (or +1 203 658 9400 if outside the United States) or by email at YTEC.info@morrowco.com. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010 and 2011. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of November 30, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in the Company’s interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai

Yucheng Technologies Limited

Tel: +86-10-5913-7889

Email: investors@yuchengtech.com